UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: April 28, 2006                       /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                          NEWS RELEASE - APRIL 28, 2006


                      REVISED UPDATED RESOURCE ESTIMATE AND
                 METALLURGICAL RESULTS AT IMA'S NAVIDAD PROJECT

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) is re-filing its February 16, 2006 News Release to correct typographical errors that were included in Table 2 below. This also resulted in the Company re-submitting its December 31, 2005 MD&A, as previously filed on SEDAR on April 3, 2006 to reflect this change. The February 16, 2006 News Release as amended would now read as below:

IMA EXPLORATION INC. (IMR-AMEX , IMR-TSX.V) is pleased to announce the results of an updated resource estimate at the Company's Navidad Project in Patagonia, Argentina. This new estimate was completed to provide a high quality data set for the ongoing scoping study and it includes results from recent infill and perimeter drilling at the Galena Hill, Connector Zone, Navidad Hill, and Calcite Hill deposits, and new resources at Calcite NW. This estimate now integrates previous resource estimates of the individual deposits into one global block model. Navidad Project Indicated Resources are now estimated at 93.4 MILLION TONNES GRADING 102 G/T SILVER AND 1.41% LEAD FOR A TOTAL OF 305.7 MILLION OUNCES OF CONTAINED SILVER AND 2.90 BILLION POUNDS OF LEAD (1.32 MILLION TONNES), making the Navidad discovery a truly world class silver-lead deposit.

In addition, the Company is pleased to release highly encouraging preliminary results from metallurgical testwork using thiosulphate to leach silver from oxidized silver (pyrite) concentrates from Galena Hill. Pressure oxidation followed by atmospheric leaching with thiosulphate has achieved silver recoveries of up to 89%. These results are important as this process would allow the production of silver metal on site using environmentally benign reagents.

With the addition of Indicated and Inferred resources at Calcite NW, the company has now defined nearly continuous, near-surface resources at the Navidad Trend over a strike length of 3.6 km at a cutoff grade of 50 g/t of silver equivalent (AgEq(1)). No resources have yet been estimated along the 8 km long Argenta Trend, where limited drilling on the Loma de la Plata target has returned significant high-grade silver intersections. Table 1 shows the current resources broken down by deposit at a cut-off grade of 50 g/t AgEq, tables 2 and 3 below show project total Indicated and Inferred Resources at various cut-off grades. More complete tables showing the resources broken down by deposit at different cut-off grades and a map showing the distribution of currently estimated resources are available at the company's website WWW.IMAEXPLORATION.COM.

This resource estimate was undertaken at the current time such that the unified block model would be available to Pincock, Allen and Holt, of Denver, Colorado who have recently initiated a scoping study that will examine the preliminary technical, legal, social, environmental and economic aspects of the Navidad Project. Mineralization at the recently discovered Calcite NW deposit is not yet fully delineated, drilling is currently underway to determine the ultimate size of this deposit.

NEWS RELEASE                                                      April 28, 2006
IMA EXPLORATION INC.                                                      PAGE 2
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TABLE 1: NAVIDAD RESOURCES BY DEPOSIT AT 50 G/T AGEQ(1) CUT-OFF.
================================================================================
                                                         CONTAINED    CONTAINED
    DEPOSIT          THOUSAND     SILVER     LEAD         SILVER         LEAD
                      TONNES      (G/T)       (%)         (M OZS)       (M LBS)
================================================================================

GALENA HILL
   Indicated          55,728       103       2.00         184.7         2,457
   Inferred            2,880        33       1.65           3.0           105
--------------------------------------------------------------------------------
CONNECTOR ZONE
   Indicated           5,591        89       0.40          16.0           49
   Inferred            1,157        84       0.28           3.1            7
--------------------------------------------------------------------------------
NAVIDAD HILL
   Indicated          12,803       119       0.45          49.1          127
   Inferred            1,302        87       0.59           3.6            17
--------------------------------------------------------------------------------
CALCITE HILL
   Indicated          13,066        99       0.68          41.6          195
   Inferred              399        93       0.35           1.2            3
--------------------------------------------------------------------------------
CALCITE NW
   Indicated           6,205        72       0.52          14.3           71
   Inferred            5,325        70       0.64          12.1           75
--------------------------------------------------------------------------------

PROJECT TOTAL

   Indicated          93,393       102       1.41         305.7         2,900
   Inferred           11,063        65       0.85          23.0           207
================================================================================

The current resource estimate was prepared by Christine Standing, B.Sc.(Hons), MAusIMM, of Snowden Mining Industry Consultants Pty Ltd who is an Independent Qualified Person as defined by National Instrument 43-101 and has verified the technical information relating to resources contained in this news release. A technical report detailing the results of this resource estimate will be publicly available on SEDAR (WWW.SEDAR.COM) within the next 45 days.

Reported base-case tonnages and grades were calculated using a cut-off grade of 50g/t silver equivalent. This cut-off was chosen as it reflects a contained gross metal value that is similar to many bulk-tonnage operations worldwide. To date, no analysis has been completed to determine the economic cut-off grade that will ultimately be applied to the Navidad Project. Silver equivalent was calculated using silver (US$6.00/oz) and lead (US$0.35/lb) values only; it did not include any factors for variable metal recoveries. Previous resource estimates have incorporated copper and zinc metal values in addition to silver and lead in the silver equivalent. This change was made as metallurgical testwork to date suggests that copper and zinc are not expected to be recovered in sufficient quantity to add significantly to the value of concentrates produced. This change is important as it has the effect of raising the silver and/or lead grade required to include mineralized material in the resource, and has reduced the tonnage but raised the silver and lead grades in each deposit. Using the previous 50 g/t silver equivalent cut-off (including silver, lead, copper, and zinc), the current Project total Indicated Resources would be: 108.0 million tonnes at 91 g/t silver and 1.25% lead for total contained metals of
316.5 million ounces silver and 2.98 billion pounds of lead. These numbers are presented for comparison purposes only and investors are cautioned that they are not valid as copper and zinc are not expected to be recovered and do not contribute to the current resources.

NEWS RELEASE                                                      April 28, 2006
IMA EXPLORATION INC.                                                      PAGE 3
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Metallurgical  testwork to date on material from the Navidad Project has focused on using flotation technology to produce a high-grade, saleable lead concentrate and variable-grade silver concentrates. In the case of Galena Hill, the pyritic silver concentrates will require further on-site treatment to produce silver dore (see Dec 1, 2005 press release). Recently, testwork performed at SGS Lakefield under the direction of Dr. David Dreisinger, P.Eng. of Dreisinger Consulting Inc. has shown that these silver concentrates are amenable to pressure oxidation under neutral to alkaline conditions followed by atmospheric leaching using calcium thiosulphate as a lixiviant. Preliminary bench-scale testwork has produced silver recoveries of 87% after 24 hours and 89% after 72 hours of leaching. These tests were conducted on a very low-grade silver concentrate (235 g/t silver), it is hoped that additional improvements in silver recovery may be realized in future testwork on higher-grade concentrates. The company is highly encouraged by these results as they indicate that the Navidad Project could produce silver dore on-site using an environmentally benign
lixiviant   rather  than  the  more  commonly  used  sodium   cyanide.   Calcium
thiosulphate is routinely used as fertilizer in the agricultural industry.

TABLE 2: NAVIDAD PROJECT TOTAL INDICATED RESOURCES.
--------------------------------------------------------------------------------
  CUT-OFF      THOUSAND                                      CONTAINED CONTAINED
   GRADE        TONNES    SILVER    COPPER   LEAD   ZINC      SILVER      LEAD
(g/t AgEq1)               (g/t)       (%)     (%)    (%)      (m ozs)    (m lbs)
--------------------------------------------------------------------------------
     50         93,393      102      0.05    1.41   0.16       305.73    2,900
--------------------------------------------------------------------------------
     60         83,134      110      0.05    1.52   0.17       293.86    2,792
--------------------------------------------------------------------------------
     80         66,615      126      0.05    1.76   0.19       269.06    2,583
--------------------------------------------------------------------------------
    100         53,715      141      0.06    2.01   0.21       243.99    2,376
--------------------------------------------------------------------------------
    200         22,456      213      0.06    3.03   0.29       153.57    1,498
--------------------------------------------------------------------------------
    300         10,069      297      0.08    3.74   0.36        96.1       830
--------------------------------------------------------------------------------


TABLE 3: NAVIDAD PROJECT TOTAL INFERRED RESOURCES.
--------------------------------------------------------------------------------
  CUT-OFF      THOUSAND                                      CONTAINED CONTAINED
   GRADE        TONNES    SILVER    COPPER   LEAD   ZINC      SILVER      LEAD
(g/t AgEq1)               (g/t)       (%)     (%)    (%)      (m ozs)    (m lbs)
--------------------------------------------------------------------------------
     50         11,063       65      0.03    0.85   0.12        23.03      207
--------------------------------------------------------------------------------
     60          9,056       72      0.03    0.91   0.12        20.93      183
--------------------------------------------------------------------------------
     80          5,576       92      0.04    1.02   0.13        16.44      125
--------------------------------------------------------------------------------
    100          3,920      107      0.04    1.11   0.14        13.43       96
--------------------------------------------------------------------------------
    200            597      145      0.06    2.50   0.26         2.77       33
--------------------------------------------------------------------------------
    300             41      312      0.17    1.02   0.13         0.41        1
--------------------------------------------------------------------------------

Notes:

1. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so.
2. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
3. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Definition Standards on Mineral Resources and Reserves, 2004".
4. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate has been filed at www.sedar.com as is required by Security Commission regulations.
5. An `INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

NEWS RELEASE                                                      April 28, 2006
IMA EXPLORATION INC.                                                      PAGE 4
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6.   An  `INDICATED  MINERAL  RESOURCE'  is that part of a Mineral  Resource for
     which   quantity,   grade  or  quality,   densities,   shape  and  physical
     characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2006 NUMBER X
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